AVINO SILVER & GOLD MINES LTD.
AND
BRALORNE-PIONEER GOLD MINES LTD.
#400, 455 Granville Street, Vancouver, BC., V6C 1T1
Ph: (604) 682-3701 Fax(604) 682-3600

November 19, 2002

NEWS RELEASE

Avino Silver & Gold Mines Ltd. and Bralorne-Pioneer Gold Mines Ltd, jointly announce that the Companies have defaulted under the terms of a Trust Indenture relating to Mortgage Bonds.

By an Indenture dated August 31, 1995, as amended (the “Indenture”), the Companies have issued bonds (the “Bonds”) secured by a specific mortgage registered against the Bralorne Mine Property and all equipment located at the Bralorne Mine Property. The principal amount secured by the Indenture is US$1,883,000. Interest accrues at the rate of 7% p.a. and is payable annually on October 24th of each year until maturity.

On June 21, 2002, Avino Silver & Gold Mines Ltd. (“Avino”) transferred and assigned all of its interest in the Bralorne Mine Property to Bralorne-Pioneer Gold Mines Ltd. (“BPN”) for a nominal amount. Under the terms of the Indenture, the Bondholders’ recourse against Avino is limited to Avino’s interest in the Bralorne Mine Property.

The maturity date of the Bonds was October 25, 2002, and the Companies have defaulted in repayment of the principal amount and accrued interest.

The Companies are seeking an extension of the maturity date to October 25, 2003 on the basis that:

1. The accrued interest on the Bonds to October 24, 2002 will be paid by BPN in installments over the next five months;

2. The interest due October 24, 2003 on the Bonds will be deposited in escrow by BPN on or before June 30, 2003; and

3. BPN will pay interest on the 2002 interest in arrears at the same rate as under the Indenture on or before October 24, 2003.

In addition, BPN will grant to the Bondholders a right to convert the principal amount of their Bonds into Units of BPN (the “Units”) at the conversion price of CDN$0.20 per Unit. Each Unit will consist of one common share and one non-transferable share purchase warrant (the “Warrants”). Every two (2) Warrants will entitle the Bondholder to purchase one additional common share of BPN at an exercise price of $0.25 per share until October 25, 2003.

On behalf of the Board of Directors:

Bralorne-Pioneer Gold Mines Ltd.	Avino Silver & Gold Mines Ltd.

“Matt Wayrynen”	“Louis Wolfin”

President	President